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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
                               (AMENDMENT NO. 20)
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   ---------

                                  CONRAIL INC.
                           (NAME OF SUBJECT COMPANY)

                          NORFOLK SOUTHERN CORPORATION
                        ATLANTIC ACQUISITION CORPORATION
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                  208368 10 0
                     (CUSIP Number of Class of Securities)

                        SERIES A ESOP CONVERTIBLE JUNIOR
                       PREFERRED STOCK, WITHOUT PAR VALUE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                 NOT AVAILABLE
                     (CUSIP Number of Class of Securities)

                                   ---------

                              JAMES C. BISHOP, JR.
                          EXECUTIVE VICE PRESIDENT-LAW
                          NORFOLK SOUTHERN CORPORATION
                             THREE COMMERCIAL PLACE
                          NORFOLK, VIRGINIA 23510-2191
                           TELEPHONE: (757) 629-2750
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                   ---------
                                with a copy to:
                             RANDALL H. DOUD, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 735-3000


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           This Amendment No. 20 amends the Tender Offer Statement on Schedule
14D-1 filed on October 24, 1996, as amended (the "Schedule 14D-1"), by Norfolk Southern Corporation, a Virginia corporation ("Parent"), and its wholly owned subsidiary, Atlantic Acquisition Corporation, a Pennsylvania corporation ("Purchaser"), relating to Purchaser's offer to purchase all outstanding shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (the "ESOP Preferred Shares" and, together with the Common Shares, the "Shares"), of Conrail Inc. (the "Company"), including, in each case, the associated Common Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 1996 (the "Offer to Purchase"), as amended and supplemented by the Supplement thereto, dated November 8, 1996 (the "Supplement"), and in the revised Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase, the Supplement or the Schedule 14D-1.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

           Item 11 is hereby amended and supplemented by the following:

           (a)(57) Text of letter sent to the Company's shareholders commencing December 12, 1996.



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                                   SIGNATURE


           After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 12, 1996


                                     NORFOLK SOUTHERN CORPORATION



                                    By: /s/ JAMES C. BISHOP, JR.
                                        ------------------------
                                      Name: James C. Bishop, Jr.
                                     Title: Executive Vice President-Law



                                       ATLANTIC ACQUISITION CORPORATION



                                    By: /s/ JAMES C. BISHOP, JR.
                                       ----------------------------
                                     Name:  James C. Bishop, Jr.
                                   Title:   Vice President and General Counsel






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                                 EXHIBIT INDEX


Exhibit
Number                     Description
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(a)(57)    Text of letter sent to the Company's shareholders commencing
           December 12, 1996.